UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form S-8 (File No. 333-121382) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on July 2, 2009, entitled "New board member in StatoilHydro”.

New board member in StatoilHydro

The corporate assembly in StatoilHydro (OSE:STL, NYSE:STO) has today, 2 July 2009, elected Jakob Stausholm (40) as a new member of StatoilHydro ASA’s board of directors.

Stausholm is replacing Kurt Anker Nielsen, who stepped down on 25 March.

Stausholm is chief financial officer at global facility services provider ISS A/S.

Before joining ISS’ corporate executive committee in 2008, he was employed with the Shell group for 19 years and held a number of senior finance positions based in the Netherlands, Argentina, Denmark, the UK and Singapore. Most recently he was vice president finance for the group’s exploration and production business in Asia and the Pacific and before that he was chief internal auditor for Shell.

Jakob Stausholm is a Danish citizen and lives in Copenhagen.

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations:
+ 47 48 08 02 12

Investor relations:
Lars Troen Sørensen, senior vice president for IR:
+ 47 90 64 91 44

Geir Bjørnstad, vice president, US investor relations:
+1 20 39 78 69 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: July 6, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer